UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Star Gas Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

85512C105

(CUSIP Number)

May 11, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 85512C105	Schedule 13G
1) NAMES OF REPORTING PERSONS		Bandera Partners LLC

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a) ☐
		(b) ☒
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

NUMBER OF	5) SOLE VOTING POWER	7,220,927
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	0
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	7,220,927
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	0

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,220,927

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.3%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

Page 2 of 14 Pages

CUSIP No. 85512C105	Schedule 13G
1) NAMES OF REPORTING PERSONS		Gregory Bylinsky

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a) ☐
		(b) ☒
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF	5) SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	7,220,927
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	7,220,927

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,220,927

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.3%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 3 of 14 Pages

CUSIP No. 85512C105	Schedule 13G
1) NAMES OF REPORTING PERSONS		Jefferson Gramm

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a) ☐
		(b) ☒
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF	5) SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	7,220,927
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	7,220,927

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,220,927

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.3%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 4 of 14 Pages

CUSIP No. 85512C105	Schedule 13G
1) NAMES OF REPORTING PERSONS		Andrew Shpiz

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
		(a) ☐
		(b) ☒
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF	5) SOLE VOTING POWER	4,000
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	7,220,927
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	4,000
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	7,220,927

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,224,927

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.3%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 5 of 14 Pages

Item 1(a).	Name of Issuer: Star Gas Partners, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2187 Atlantic Street Stamford, Connecticut 06902

Item 2(a).
Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached as Exhibit A to the Amendment to Schedule 13G filed with the Securities and Exchange Commission on February 8, 2010:

(i)	Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);
(ii)	Gregory Bylinsky;
(iii)	Jefferson Gramm; and
(iv)	Andrew Shpiz.

Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are filing this Schedule with respect to 7,220,927 Common Units (the “Master Fund’s Shares”) directly owned by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”).  In addition, Mr. Shpiz is filing this Schedule with respect to 4,000 Common Units directly owned by Mr. Shpiz.

Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Master Fund’s Shares by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund’s Shares.

Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.

Page 6 of 14 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of each of Bandera Partners, Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz is: 50 Broad Street, Suite 1820 New York, New York 10004

Item 2(c).	Citizenship:

The place of organization or citizenship of each of the Reporting Persons is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Bandera Partners LLC	Delaware
Gregory Bylinsky	United States
Jefferson Gramm	United States
Andrew Shpiz	United States

Item 2(d).	Title of Class of Securities: Common Units

Item 2(e).	CUSIP Number: 85512C105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 7 of 14 Pages

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Bandera Partners LLC

(a) Amount beneficially owned:	7,220,927

(b) Percent of class:	10.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	7,220,927

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	7,220,927

(iv) Shared power to dispose or to direct the disposition of	0

(ii) Gregory Bylinsky

(a) Amount beneficially owned:	7,220,927

(b) Percent of class:	10.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	7,220,927

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	7,220,927

(iii) Jefferson Gramm

(a) Amount beneficially owned:	7,220,927

(b) Percent of class:	10.3%

(c) Number of shares as to which the person has:

Page 8 of 14 Pages

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	7,220,927

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	7,220,927

(iv) Andrew Shpiz

(a) Amount beneficially owned:	7,224,927

(b) Percent of class:	10.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	4,000

(ii) Shared power to vote or to direct the vote	7,220,927

(iii) Sole power to dispose or to direct the disposition of	4,000

(iv) Shared power to dispose or to direct the disposition of	7,220,927

The number of shares (i.e., Common Units) beneficially owned as of May 13, 2010 and the percentage of outstanding shares represented thereby for each Reporting Person have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentages of ownership described above are based on 69,806,896 Common Units issued and outstanding as of April 30, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, the Master Fund’s Shares is held by Bandera Master Fund, a private investment fund for which Bandera Partners serves as investment manager.  Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz disclaim beneficial ownership of the Master Fund’s Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Page 9 of 14 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Page 10 of 14 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  May 13, 2010

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

Page 11 of 14 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated:  May 13, 2010

/s/ Gregory Bylinsky
Gregory Bylinsky

Page 12 of 14 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated:  May 13, 2010

/s/ Jefferson Gramm
Jefferson Gramm

Page 13 of 14 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated:  May 13, 2010

/s/ Andrew Shpiz
Andrew Shpiz

Page 14 of 14 Pages